Exhibit 1.01

TriMas Corporation
Conflict Minerals Report
For the Reporting Period January 1, 2014 to December 31, 2014

TriMas Corporation (“TriMas” or the “Company”) is filing this Conflict Minerals Report (“CMR”) for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”) as an exhibit to its Form SD (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). TriMas manufactures or contracts to manufacture “products” that may contain conflict minerals, as defined by the Rule, present in its supply chain that may have originated in Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and may not be from recycled or scrap sources. Accordingly, TriMas is filing this CMR as an exhibit to Form SD to describe the due diligence measures taken to determine the source and chain of custody of the conflict minerals used in its products during the Reporting Period.

1)	Reasonable Country of Origin Inquiry
In accordance with the Rule and Form SD, TriMas conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

a)	Supplier Engagement
To complete the RCOI, TriMas’ tier 1 suppliers were requested to provide information regarding the presence and sourcing of conflict minerals used in the products supplied to TriMas. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Suppliers were offered two options to submit the required information, either by uploading a completed CMRT or by completing an online survey version of this template directly to a third-party platform operated by Source Intelligence, a vendor retained by TriMas. In their responses, suppliers specified whether information was being provided at the company level or the product level.
The supplier engagement process included the following steps:

i)
An introduction email was sent to tier 1 suppliers describing the compliance requirements and requesting conflict minerals information. Additionally, the email included information on training and education to aid in the completion of the CMRT;

ii)	Following the initial introduction email, up to five reminder emails were sent to each non-responsive supplier requesting survey completion; and

iii)
Suppliers who remained non-responsive were contacted by phone and offered assistance. Assistance included, but was not limited to, further information about TriMas’ conflict minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used and guidance on how to complete the CMRT.

b)	Escalation Process
If after these efforts a supplier still did not properly respond, an escalation process was initiated. The escalation process consisted of direct outreach by TriMas. Specifically, TriMas contacted these suppliers by email to request their participation in the program. Source Intelligence followed up to this email with a re-invitation to the platform in a timely manner.

c)	Information Cut-Off
The deadline for suppliers to submit RCOI information for the Reporting Period was March 31, 2015.

d)	Quality Assurance
Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted if a supplier response reflected any of the following “quality control” (“QC”) flags:

i)	One or more smelter or refiners (“SORs”) were listed for an unused metal;

ii)	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1] ;

iii)	Supplier answered yes to sourcing from one or more of the Covered Countries, but none of the SORs listed are known to source from the region;

iv)	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

v)	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

vi)	Supplier indicated they have not provided all applicable SOR information received; and

vii)
Supplier indicated 100% of the conflict minerals contained in products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Suppliers were contacted by Source Intelligence up to three times and were encouraged to submit an updated CMRT to resolve any QC flags.

2)	Due Diligence Process
Based on the information obtained pursuant to the RCOI process described above, the Company determined that it was required to conduct additional due diligence to determine the source and chain of custody of the conflict minerals used in its products during the Reporting Period.
TriMas’ due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements2. It is important to note that the OECD Guidance was written for both upstream3 and downstream4 companies in the supply chain. Because TriMas is a downstream company in the supply chain, TriMas’ due diligence practices were tailored accordingly. Due diligence measures undertaken by TriMas included the following:
________________________

1Source Intelligence maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. Source Intelligence collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.
2 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.
3Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.
4Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

a)	Adopt A Conflict Minerals Policy
TriMas adopted a Responsible Sourcing and Conflict Minerals Policy. This policy is available on TriMas’ website at www.trimascorp.com/supplier.htm.

b)	Assemble An Internal Team To Support Supply Chain Due Diligence
TriMas’ Senior Management Compliance Committee (the “SMCC”) formed a broad, interdisciplinary and cross-functional committee, the Conflict Minerals Compliance Committee (“CMCC”), comprised of individuals representing multiple TriMas departments and business units to oversee and drive conflict minerals compliance, domestic and international. Together with Source Intelligence, TriMas’ Director of Compliance worked with the business units to complete tasks associated with the supplier due diligence process. The CMCC worked with the business units to further facilitate the diligence process to collect information regarding the presence and sourcing of conflict minerals in the products supplied to TriMas.

c)	Establish A System Of Controls And Transparency Over The Conflict Minerals Supply Chain
To provide better transparency within TriMas’ conflict minerals supply chain and to facilitate communication of policies and expectations, TriMas engaged with a third-party information management service provider (Source Intelligence) to complement internal management processes. The Source Intelligence online system is used to identify suppliers in TriMas’ supply chain and the relationships between them (e.g., Tier 1, Tier 2, etc.), collect, store and review information on conflict minerals sourcing practices, track information on SORs, and flag risks based on SOR sourcing practices. This system is designed to allow collection and housing of data on supply chain circumstances, which can be updated to reflect changing realities within the supply chain, such as new customer-supplier relationships and new products.
TriMas mandated compliance in its supply chain with TriMas’ conflict minerals policy through its contractual terms and conditions.
TriMas maintains an ethics hotline accessible at www.trimascorp.com through which a party, including TriMas employees and suppliers, may submit reports or concerns regarding conflict mineral compliance.

d)	Implement Internal Measures Taken To Strengthen Company Engagement With Suppliers
TriMas has undertaken the task of increasing its supply chain transparency and identifying risks within its supply chain. TriMas is committed to conducting business in a socially responsible manner and is determined to partner with suppliers who are similarly committed. TriMas’ Supplier Compliance process requires that suppliers comply with various contract provisions, legal requirements and industrial standards under local, regional and national laws and regulations of the countries in which the suppliers conduct business. Through this process, TriMas is able to remain engaged with its supply base from a compliance perspective.

e)	Design And Implement A Strategy To Respond To Supply Chain Risks
The Source Intelligence system used by TriMas includes an online platform for storing and managing conflict minerals information. This system is updated in real time as information about and from TriMas’ mineral supply chain is gained. For those supply chains with SORs potentially sourcing from the Covered Countries, additional investigation is undertaken to determine the source and chain-of-custody of the regulated metals.
If the SOR is not certified by these internationally recognized standards, Source Intelligence undertakes contact with the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and internal due diligence procedures employed by the SOR to track chain-of-custody on minerals supplied. Relevant information that is reviewed includes: whether the SOR has a documented, effective and communicated conflict-free policy; whether the SOR has an accounting system to support the materials processed; and whether traceability documentation is maintained. Source Intelligence conducts internet research to evaluate outside sources of information regarding the SOR’s sourcing practices.

The Source Intelligence supported information gathering regarding SORs enables TriMas’ conflict minerals risk assessment process.

f)	Report Annually on Supply Chain Due Diligence
TriMas’ Form SD and CMR are publicly available at www.trimascorp.com and meet the OECD recommendation to report annually on supply chain due diligence.

3)	Diligence Results
TriMas identified 972 Tier 1 suppliers as in-scope for the CMR for the Reporting Period. The majority of supplier responses provided data at a company or product level. Approximately 92% of the Tier 1 suppliers responded to TriMas’ conflict minerals survey and 24% of the responding suppliers indicated one or more of the regulated conflict minerals metals as necessary to the functionality or production of the products supplied to TriMas. Based on the RCOI and the due diligence measures described in this CMR, TriMas was unable to validate that any of the SORs identified by suppliers are in its supply chain.

4)	Steps to Improve Due Diligence and Mitigate Risk
TriMas will work to continuously improve its supply chain due diligence efforts through the following measures:

a)	Continue supply chain due diligence efforts and engagement with suppliers to identify sources of conflict minerals;

b)	Continue to clearly communicate expectations with regard to supplier compliance, transparency and sourcing;

c)	Continue to engage with suppliers that provided incomplete or uncertain information or did not respond to our survey request;

d)	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs; and

e)	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program.